Exhibit 99.1
Shinhan Financial Group made a resolution to enter into a trust agreement for acquisition of treasury shares

On May 10, 2019, the board of directors of Shinhan Financial Group resolved to enter into a trust agreement to acquire treasury shares. The details are as follows:

1.	Total contract amount: KRW 400,000,000,000

2.	Contract period: May 13, 2019 - November 13, 2019

3.	Contracting party: Samsung Securities Co., Ltd.

4.	Expected date of agreement: November 13, 2019

5.	Number of treasury shares owned as of May 10, 2019: 4,667,856

6.	Date of resolution by the board of directors: May 10, 2019

7.	Brokerage company appointed for the share acquisition: Samsung Securities Co., Ltd.

8.	Limitation on the acquisition amount of treasury shares as of May 10, 2019:

(Unit: KRW millions)
Items	Amount
1. Upper limit of profits available for dividends in accordance with the Korean Commercial Code(1)	5,895,176
2. Amount of treasury shares acquired since the end of the previous fiscal year	48,007

3. Dividends and related earnings surplus reserves resolved at the annual general shareholders’ meeting held after the end of the previous fiscal year	87 7,685
4. Quarterly/interim dividends and related earnings surplus reserves resolved at the meeting of the board of directors after the end of the previous fiscal year	—
5. Contract amount for the trust agreement	—
6. Acquisition cost of the treasury shares if disposed after the end of the previous fiscal year (moving average)	—
Limitation on the acquisition price of treasury shares (1-2-3-4-5+6)	4,969,484

(1)	As of the end of the previous fiscal year.

2